03003117

Bradford & Bingley

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

20 December 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 06 2003
WASH. DC 165

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Keith Greenough

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Keith Greenough

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Keith Greenough

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Keith Greenough

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options from Long Term Incentive Plan and part sale of shares

7) Number of shares/amount of stock acquired

33,084

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

7,307

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25 pence share

12) Price per share

Exercise price 249.35 pence
Sale price 293.25 pence

13) Date of transaction

18 December 2002

14) Date company informed

19 December 2002

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....19 December 2002

Re 82-5154

19 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 80,000 of its ordinary shares on Thursday, 19 December 2002 at a price of 283.22p per share.

END

Le 82-5154

18 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 100,000 of its ordinary shares on Wednesday, 18 December 2002 at a price of 290.78p per share.

END

Re 82-5154

17 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 100,000 of its ordinary shares on Tuesday, 17 December 2002 at a price of 285.93p per share.

END

Re 82-5154

16 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 100,000 of its ordinary shares on Monday, 16 December 2002 at a price of 283.69p per share.

END